EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
($ in millions)

	Three Months		Six Months
	Ended May		Ended May

	2000		2000

Net earnings	$755		$1,642

Add:

Provision for taxes	503		1,095

Portion of rents representative of an interest factor	16		33

Interest expense on all indebtedness	4,041		7,512

Earnings, as adjusted	$5,315		$10,282

Fixed charges:

Portion of rents representative of an interest factor	$16		$33

Interest expense on all indebtedness	4,041		7,512

Fixed charges	$4,057		$7,545

Ratio of earnings to fixed charges	1.31	x	1.36	x